BEFORE THE
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, DC  20549

  FORM U-57

  NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

  Filed under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended

  Optigaz, Inc.

  by:     CHI Energy, Inc.
     680 Washington Boulevard
     Fifth Floor
     Stamford, CT  06901

  CHI Energy, Inc., a Delaware Corporation, hereby files with the Securities and Exchange Commission (the "Commission") pursuant to
  Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Optigaz, Inc., a corporation organized under the laws of Canada, is a "foreign utility company" within the meaning of Section 33 of the Act.

  Optigaz, Inc. does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Optigaz, Inc. nor any of its subsidiary companies is or will be a public utility operating within the United States.

  Item 1. (a) Entity claiming foreign utility company status:

          Optigaz, Inc.
          CIBC Tower
          1155 Rene-Levesque Boulevard West
          Suite 175
          Montreal, Quebec H3B 3Z7

     (b) Description of facilities used from the generation, transmission and distribution of electric energy for sale:

          Optigaz Inc. owns and operates the Meloche
            Project, a 1.6 MW landfill-gas-to- energy facility in Montreal, Quebec. The project consists of two 800-kW reciprocating engines using land fill gas, All of the project capacity and energy is sold to Hydro-Quebec on a wholesale basis under a power purchase contract. Interconnection is direct at the site to the Hydro-Quebec distribution system.


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     (c)  To the extent know, identification of each person that holds five percent or more of any class of voting securities of Optigaz, Inc.:

          60 percent of the voting shares of Optigaz, Inc.
            are owned by CHI-Canada, Inc., CIBC Tower, 1155
            Rene-Levesque Boulevard West, Suite 175,
            Montreal, Quebec H3B 3Z7, Canada, which is a
            100-percent owned subsidiary of CHI Finance, Inc., 680 Washington Boulevard, Fifth Floor,
            Stamford, CT 06901, which is a 100-percent owned subsidiary of CHI Energy, Inc., 680
            Washington Boulevard, Fifth Floor, Stamford, CT
            06901.

          40 percent of the voting shares of Optigaz, Inc.
            are owned by Soquip Energie Inc. of Quebec, which is a 100 percent owned subsidiary of Societe Generale De Financement, Inc. of Quebec.

  Item 2. Optigaz, Inc. has no domestic associate public-utility companies.

  The Commission is requested to mail copies of all correspondence relating to this Notification to:

  Christopher Hocker
  CHI Energy, Inc.
  680 Washington Boulevard
  Fifth Floor
  Stamford, CT  06901

  Donald H. Clarke, Esq.
  Wilkinson Barker Knauer, LLP
  2300 N Street NW, #700
  Washington, DC  20037

  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

  CHI Energy, Inc.

  By:

  Christopher Hocker
  Vice President, CHI Energy, Inc.                     November __, 2000